UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains a press release issued by Deutsche Bank AG on September 28, 2016. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Release | London / Frankfurt am Main, September 28, 2016

Phoenix Life Holdings Limited to acquire Deutsche Bank’s Abbey Life Assurance Company Limited

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced today that it has reached an agreement with Phoenix Life Holdings Limited, a subsidiary of Phoenix Group Holdings Limited, to sell its Abbey Life business (Abbey Life Assurance Company Limited, Abbey Life Trustee Services Limited and Abbey Life Trust Securities Limited) which is held within Deutsche Asset Management.

Under the terms of the transaction, Phoenix Life Holdings Limited will acquire 100% of the Abbey Life business for 935 million pounds (1.085 billion euros, based on current exchange rates).

The transaction is subject to regulatory approvals including that of the Prudential Regulatory Authority. The sale will have a net positive capital impact upon closing of the transaction and, on a pro-forma basis, would have improved Deutsche Bank’s Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded) as of 30 June 2016 by approximately 10 basis points.

The transaction will result in an expected pre-tax loss of approximately 800 million euros, primarily resulting from impairment of goodwill and intangible assets. The transaction is not expected to have a material impact on Deutsche Bank’s Available Distributable Items.

John Cryan, Chief Executive Officer of Deutsche Bank, said: “We are pleased to have reached this agreement with Phoenix Group, a specialist life fund provider which is well qualified to serve Abbey Life policyholders. Deutsche Asset Management will continue to focus on its core businesses of Active, Passive and Alternatives, while this transaction will also strengthen Deutsche Bank’s capital position. We continue to build a simpler and better Deutsche Bank.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 11, 2016, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: September 28, 2016

	By:	/s/ Peter Burrill
	Name: Title:	Peter Burrill Managing Director

	By:	/s/ Mathias Otto
	Name: Title:	Mathias Otto Managing Director and Senior Counsel

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